October 20, 2015	White & Case LLP
VIA EDGAR	1155 Avenue of the Americas New York, NY 10036-2787
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Securities and Exchange Commission	whitecase.com
Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attn:	Courtney Haseley, Attorney-Advisor

Iberdrola USA, Inc.

Registration Statement on Form S-4

Filed on July 17, 2015

File No. 333-205727

Dear Ms. Haseley:

On behalf of our client, Iberdrola USA, Inc., a New York corporation (the “Company”), we note that the Company has filed Amendment No. 2 to the above-referenced registration statement on Form S-4 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). The Registration Statement was initially filed with the Commission on July 17, 2015, as amended by Amendment No. 1 on September 9, 2015. In this letter we set forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated September 25, 2015 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Certain Unaudited Financial Forecasts Prepared by the Management of UIL, page 94

1.

We note your response to comment 7 and your statement that the range of the projections is “consistent with the last year included in the long-range forecast provided to the UIL board.” However, it is not clear that the foregoing statement sufficiently demonstrates that there is a reasonable basis for projections spanning a five-year period. Accordingly, in view of the range of the projections and the nature of the assumptions made (as described beginning on page 95), please provide additional support and analysis as to how you determined that providing

Securities and Exchange Commission

October 20, 2015

projections through 2019 was reasonable and appropriate pursuant to Item 10(b) of Regulation S-K. In addition, please include or tell us why it is appropriate not to include estimates for revenues and earnings per share. Refer to Item 10(b)(2) of Regulation S-K.

Response:

The Company respectfully advises the Staff that, in determining the appropriate duration of projections, the Company looked to the considerations set forth in subsection (b)(2) of Item 10(b) of Regulation S-K relating to such disclosures, which indicates that the appropriate period covered by a projection depends to a large extent on the particular circumstances of the company involved and instructs companies to select the period most appropriate in the circumstances.

The UIL board of directors reviews UIL’s five-year long-range financial forecast on an annual basis. These financial projections are part of UIL’s long-standing formal budgeting and planning process through which it prepares detailed budgets and corresponding financial projections on an annual basis. The UIL board of directors uses these five-year budgets and projections in evaluating UIL’s future prospects and potential strategic transactions, including the current transaction with the Company. The projected UIL financial information presented in the Registration Statement was taken from the five-year long-range financial forecast through 2019 prepared through this process. The Company believes that, while projections are inherently uncertain, UIL management’s experience in preparing five-year budgets and corresponding financial projections and the UIL board’s decision to use those five-year projections in evaluating the current transaction provide a reasonable basis for providing projections through 2019 to investors as they evaluate the current transaction.

In the Company’s evaluation of which financial projections should be included in the registration statement, it determined that net income was the most relevant metric to present to investors. Furthermore, the Company determined that it would not be appropriate to provide a projection of revenue due to its relative unimportance to investors in the industries in which the Company and UIL operates, and the Company determined that presenting a projection of earnings per share would not be desirable because of the potential for investor confusion caused by comparing the earnings per share of a publicly traded company (UIL) to the earnings per share of a privately held company (Iberdrola USA).

In the regulated utility industry in which UIL and Iberdrola USA both operate, investors primarily focus on the earnings potential of the company. Public utilities are highly regulated entities and their ability to generate earnings is based on rate base, capital structure and returns on equity as approved by state and federal regulatory agencies. As a return on equity-regulated industry, net income is the primary valuation metric used by investors. Revenues are not a primary focus, given that a large part of variation in annual revenues is the result of fuel or generation expense, which is treated for the most part as a pass-through to rate payers, meaning that regulated utilities are able to bill their customers for this cost.

While earnings per share is a relevant metric for publicly traded regulated utilities, it is not relevant in the case of Iberdrola USA, which is a wholly-owned subsidiary of Iberdrola, S.A. Iberdrola USA is a privately held company with only 243 shares outstanding, whereas UIL is a publicly traded company with

Securities and Exchange Commission

October 20, 2015

over 56 million shares outstanding. Presenting comparative earnings per share data of two differently situated companies would provide investors with non-meaningful disclosure and would run the risk of causing investor confusion. In addition, for companies that are comprised of both regulated utility and renewable energy generation operations (such as Iberdrola USA), on a consolidated basis, investors tend to focus on the consolidated net income of the total business as the primary valuation metric.

For the above reasons, the Company determined that net income was most relevant metric to present in the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Iberdrola USA

Executive Overview, page 150

2.	We note your enhanced disclosure throughout this section in response to comment 13 and, specifically, disclosure pertaining to existing rate plans. Please enhance your disclosure by providing a concise summary, possibly in tabular format, of your current price controls and rate plans to address material metrics such as rate base, allowed return on equity, achieved return, and whether additional material plan features are in place (such as revenue decoupling and capital trackers), with a view to enabling investors to more readily evaluate how your existing rate plans and anticipated changes to those plans could affect results of operations, or tell us why you do not think such disclosure would be appropriate or necessary.

Response:

The Company has revised the disclosure beginning on page 153 in response to the Staff’s comment to include a table containing the requested disclosure.

Liquidity and Capital Resources

Liquidity Management, page 169

3.	We note from your response to comment 20 that you do not believe the amount in the cash pooling arrangement constitutes a related party transaction and believe it is appropriate to classify these balances as cash and cash equivalents. We note you are a party to the cash pooling arrangement that’s part of a broader Iberdrola S.A. group. Please explain whether you, Iberdrola S.A., or another member of the group has legal title to the cash pooling account(s) included on your balance sheet and how legal title is evidenced. In addition, if other participants in the cash pooling arrangement borrowed from your account balance during the periods presented, tell us how you present such borrowings within your balance sheet and statement of cash flows. Explain to us the process by which participants in the arrangement obtain cash from the pool and, in doing so, clarify if and how those borrowings are tied to individual participant accounts.

Securities and Exchange Commission

October 20, 2015

Response:

The Company respectfully advises the Staff that it has sole legal title to the deposit amounts reflected in the Company’s balance sheet pursuant to the cash pooling agreement (the “Cash Pooling Agreement”) with Bank Mendes Gans, N.V. (“BMG”). The Cash Pooling Agreement requires each participant, including the Company, Iberdrola Renewables Holdings, Inc., Iberdrola, S.A. and other participating members of the group of companies controlled by Iberdrola, S.A. (the “Iberdrola Group”), to maintain its own account with BMG. The Company respectfully directs the Staff to Section 2 of the Cash Pooling Agreement, filed as Exhibit 10.14 to the Registration Statement, which provides that participant credit and debit balances are held in individual accounts with BMG. Legal title to each individual accounts is held solely by each individual participant. Therefore, credit and debit balances of the Company are in favor of or against BMG and not any other member of the Iberdrola Group. Participants in the Cash Pooling Agreement can only borrow directly from BMG and not from any other participant’s account. Accordingly, the Company’s balance sheet and statement of cash flows do not reflect the credit or debit balances of other participants.

Section 2 of the Cash Pooling Agreement further provides that participants may deposit funds with or borrow from BMG, provided that the net balance of funds deposited or borrowed by all participants in the aggregate is not less than zero. The Company respectfully advises the Staff that neither the Company nor any of its subsidiaries is a party to the Sweeping Procedure Agreement referenced in Sections 1.1, 2 and 6 of the Cash Pooling Agreement. Instead, the Company manually wires funds for deposit at BMG. The Company may withdraw funds at any time by notifying BMG, which wires the funds on the next business day.

Cash Flows, page 171

4.	We note your response to comment 24 and are reissuing our comment to request enhanced disclosure of the sources and uses of operating cash flows. For instance, on page 172 you disclose “the $153 million net change in Iberdrola USA’s net operating assets and liabilities during the six months ended June 30, 2015 was primarily attributable to increases in taxes accrued of $21 million and regulatory assets/liabilities of $95 million, offset by decreases in accounts receivable of $91 million, inventories of $73 million, other assets of $93 million, accounts payable of $131 million, and other liabilities of $89 million” without separately qualitatively disclosing the explanation for the increases or decreases.

Response:

The Company has revised the disclosure beginning on page 174 in response to the Staff’s comment to provide additional detail explaining the changes in operating cash flows.

Securities and Exchange Commission

October 20, 2015

Unaudited Pro Forma Combined Financial Information

3. Pro Forma Adjustments, page 192

5.	We note from your response to comment 27 that you relied on the guidance in ASC 805-30-30-2 in determining that the fair value of the merger consideration should be based on the market price of UIL’s common stock. Since ASC 805-30-30-2 provides guidance when the acquirer and the acquiree exchange equity interests and you are transferring cash and equity, please explain how your reliance on this guidance is appropriate. Also, based on your determination that UIL shareholders would receive a specific 18.5% ownership interest in the combined company and the fair value data included in UIL’s Form 8-K filed on February 26, 2015, it appears that you have already performed a separate valuation of Iberdrola USA’s equity. If our understanding is correct, please use the fair values derived from such valuation to measure consideration transferred under ASC 805-30-30-7.

Response:

The Company respectfully advises the Staff that, in accordance with ASC 805-30-30-1 and ASC 805-30-30-7, the consideration transferred in a business combination shall be measured at fair value. ASC 805-30-30-2 provides that in a business combination in which the acquirer and the acquiree (or its former owners) exchange only equity interests, the acquisition-date fair value of the acquiree’s equity interests may be more reliably measurable than the acquisition-date fair value of the acquirer’s equity interests. If so, the acquirer shall determine the amount of goodwill by using the acquisition-date fair value of the acquiree’s equity interests instead of the acquisition-date fair value of the equity interests transferred by the acquirer.

The Company does not have a readily observable market price for its equity interests. As a result, the fair value of the merger consideration has been calculated based on the market value of UIL’s common stock in order to maximize the use of observable inputs, given that a substantial component of the merger consideration is comprised of equity instruments. As set forth in the Company’s previous response to comment 27, the Company believes that the price of UIL’s common stock reflects the effect of the cash component of the merger consideration based on a comparison of the market price of UIL’s common stock before and after the announcement of the merger. This cash consideration of $10.50 per share, from an economic point of view, is identical to the acquiree paying a special dividend and it is a minor component of the total merger consideration. Furthermore, UIL’s stock price is the most factually supportable information available to determine the merger consideration, given that UIL’s stock is widely-held in an active trading market. Therefore, the Company has calculated the fair value by analogizing to the guidance in ASC 805-30-30-2 as if the merger were an all equity transaction.

The Company directs the Staff to page 22 of UIL management presentation furnished as Exhibit 99.2 to UIL’s Form 8-K filed on February 26, 2015, which summarizes a valuation range provided by UIL for the combined entity upon completion of the merger and which compares reasonably to UIL´s stock price plus the cash consideration to be offered. This valuation is based on unobservable inputs such as estimates of net income and multiples of earnings per share of selected peers.

Securities and Exchange Commission

October 20, 2015

In light of the above discussion, the guidance for business combinations in Topic 805 and the principles of fair value measurement in Topic 820, the Company respectfully submits that using the observable market price of UIL’s common stock pursuant to the principles set forth in ASC 805-30-30-2 is the most appropriate guidance to calculate the fair value of the consideration granted.

6.	We note your response to comment 28. Please specify how you will determine the fair value of your replacement awards in calculating post-combination compensation cost. Quantify for us your current approximation of total post-combination compensation expense related to these awards.

Response:

The Company respectfully advises the Staff that, in accordance with ASC 805-30-30-12, the portion of a non-vested replacement award attributable to post-combination service is recognized as compensation cost in the post-combination financial statements. The post-combination service amount equals the total fair value amount of the replacement award less the amount attributed to pre-combination service and any excess of the fair value amount of the replacement award over the fair value of the acquiree award.

Consistent with ASC 805-30-55-7, the Company will calculate the post-combination cost by measuring the non-vested replacement awards as of the acquisition date using “the fair-value-based measurement method” in accordance with the requirements of Topic 718. The “the fair-value-based measurement method” of non-vested replacement award will reflect (i) the acquisition-date price of UIL’s shares, (ii) adjustments for the present value of dividends expected to be paid on the underlying shares during the requisite service period, discounted at the appropriate risk-free interest rate, (iii) the Company’s estimate of the number of replacement awards for which the requisite service is expected to be rendered and (iv) the expected volatility of the share price during the term of the awards. The current approximation of total post-combination compensation expense related to the replacement awards is $6.6 million, which includes costs related to 130,200 non-vested performance shares (assuming 100% achievement at target performance levels).

Iberdrola USA Compensation Discussion and Analysis

Annual Incentive, page 239

7.	We note your response to comment 37; however, we are unable to locate where in your revised disclosure you clarified how the board determined, with respect to each named executive officer, the level of achievement of the regulatory developments and capital expenditure goals. Please advise or revise your disclosure accordingly.

Response:

The Company has revised the disclosure beginning on page 243 in response to the Staff’s comment to include the requested disclosure. The Company respectfully advises the Staff that, as provided in the revised disclosure, the Company did not rely on quantitative measurements to assess the level of

Securities and Exchange Commission

October 20, 2015

achievement with respect to the regulatory developments, but instead the board of directors of Iberdrola Networks evaluated achievement as measured against pre-established qualitative metrics to determine the level of achievement for the goal.

Notes to Combined and Consolidated Financial Statements

Note 15. Post-retirement and Similar Obligations, page F-50

8.	We note your response to comment 44 and revised disclosure combining realized and unrealized gains on your Level 3 pension plan assets. Please revise your disclosures to comply with the requirements of ASC 715-20-50-1(d)(iv)(02).

Response:

The Company has revised the disclosure on page F-58 in response to the Staff’s comment to comply with the requirements of ASC 715-20-50-1(d)(iv)(02).

Note 18. Tax equity financing arrangements, page F-61

9.	We note your response to comment 45. Considering you have an option, not an obligation, to repurchase the tax-equity investors’ interests and since it is unclear if the investors receive a guaranteed return, please tell us why you apply the financing method and not the profit-sharing method in accounting for your tax equity financing arrangements under ASC 360-20.

Response:

The Company respectfully advises the Staff that under each tax-equity structure, in lieu of a guaranteed return, the tax-equity investors are provided a disproportionate share of cash flows and tax benefits from the tax equity structures to allow the tax equity investors to achieve a targeted rate of return, similar to a debt financing instrument. The benefits the tax-equity investors receive provide for a return of their investment plus interest. Additionally, the tax-equity investors are granted additional protections to allow them to achieve their targeted rate of return, including preferential distribution upon liquidation and curative measures that would increase their allocated cash flow.

The tax equity structures also grant the seller with an option to repurchase the tax-equity investors’ interest after the tax equity investors achieve the return of their initial investment and the targeted rate of return. The Company’s intent is to exercise the call option when each tax equity structure achieves the tax-equity investors’ targeted rate of return.

The Company has evaluated the substance of the transaction and has concluded since (i) the tax equity structures provide investors significant protection in receiving a return of their investment plus interest, (ii) the structures also include an option for the Company to repurchase the tax-equity investors’ interests at fair value upon the tax equity investor receiving their initial investment plus the targeted rate of return and (iii) the Company’s intention to repurchase the tax equity investors’ interests, the tax equity arrangements have appropriately been accounted for as financing arrangements in accordance with ASC 360-20-40-38.

Securities and Exchange Commission

October 20, 2015

Signatures

10.	Please revise to include the appropriate introductory language for the second signature block. Refer to Item S-4.

Response:

The Company has revised the second signature block in response to the Staff’s comment.

*  *  *

Please do not hesitate to contact John Vetterli at (212) 819-8816 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Robert Daniel Kump, Director and Chief Corporate Officer, Iberdrola USA, Inc.

Pablo Canales Abaitua, Chief Financial Officer and Controller, Iberdrola USA, Inc.

R. Scott Mahoney, General Counsel, Iberdrola USA, Inc.